FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 24, 2006

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS FIRST QUARTER 2006 RESULTS

 — Revenue of $853.52 million —

— Operating income of $59.00 million —

— Net income of $62.88 million, or $0.47 per ADR or $0.16 per diluted share —

Moscow, Russia – July 21, 2006 – Mechel OAO (NYSE: MTL), a leading Russian integrated mining and steel group, today announced results for the first quarter ended March 31, 2006.

US$ thousand	1Q 2006	1Q 2005	Change Y-on-Y
Revenue	853,518	1,039,456	- 17.9%
Net operating income	58,996	226,773	- 74.0%
Net operating margin	6.9%	21.8%	—
Net income	62,881	169,512	- 62.9%
EBITDA (1)	134,411	279,654	- 51.9%
EBITDA margin	15.7%	26.9%	—

(1) See Attachment A.

Alexey Ivanushkin, Mechel’s Chief Operating Officer, commented: “The first quarter of 2006 witnessed a decline in prices for coking and steam coal, the main products of our mining segment, which was also impacted by a one-time additional tax on extraction of mineral resources at our iron ore facility. The first quarter was also a period of severe weather conditions with unusually low temperatures during the winter months, which significantly complicated open-pit extraction in our mining segment and power supply for the steel facilities. Though the global situation remains difficult, I am encouraged by the signs of recovery in our steel segment from the negative trends we faced last year.”

Mr. Ivanushkin continued, “Going forward, we will continue to execute on our strategy of expanding our mining segment and increasing sales to third parties, while also focusing on improving the profitability of our steel operations over the long-term. We believe that this approach will allow us to better deal with the short-term impact of the challenging environment, and position us well for the future.”

Consolidated Results

Net revenue in the first quarter of 2006 decreased by 17.9%, to $853.52 million, as compared to $1.04 billion in the first quarter of 2005. Operating income was $59.00 million, or 6.9% of net revenue, versus operating income of $226.77 million, or 21.8% of net revenue, in the first quarter of 2005.

For the first quarter of 2006, Mechel reported consolidated net income of $62.88 million, or $0.47 per ADR ($0.16 per diluted share), compared to consolidated net income of $169.51 million, or $1.26 per ADR in the first quarter of 2005.

Consolidated EBITDA was $134.41 million in the 2006 first quarter, compared to $279.66 million a year ago, reflecting the negative impact of softer market conditions on average realized prices for the main categories of our products in the beginning of 2006. Please see the attached tables for a reconciliation of consolidated EBITDA to net income.

Mining Segment Results

US$ thousand	1Q 2006	1Q 2005	Change Y-on-Y
Revenues from external customers	289,459	313,636	- 7,7%
Intersegment sales	75,871	102,587	-26.0%
Operating income	29,289	184,157	- 84.1%
Net income	27,467	146,262	- 81.2%
EBITDA	58,000	185,959	- 68.8%
EBITDA margin (1)	15.9%	44.68%	—

(1)   EBITDA margin for the first quarter 2005 was corrected for comparison with other companies. EBITDA margin is now calculated out of consolidated revenues of the segment, including intersegment sales.

Mining segment output

Product	1Q 2006, thousand tonnes	1Q 2006 vs 1Q 2005, %
Coal	4,011	- 2.0
Coking coal	2,225	- 5.0
Steam coal	1,786	+ 2.0
Iron ore concentrate	1,127	+ 8.0
Nickel	3.4	+ 42.0

Mining segment revenue from external customers for the first quarter of 2006 totaled $289.46 million, or 33.9% of consolidated net revenue, a decrease of 7.7% over segment revenue from external customers of $313.64 million, or 30.2%, of consolidated net revenue, in the first quarter of 2005.

Operating income in the mining segment in the first quarter of 2006 totaled $29.29 million, or 8.0% of segment revenues, compared to total operating income of $184.16 million, or 44.2% of total segment revenues a year ago. EBITDA in the mining segment in the first quarter of 2006 was $58.00 million. The EBITDA margin of the mining segment was 15.9%.

Mr. Ivanushkin commented on the results of the mining segment: “As previously noted, the profitability of our mining segment was impacted by a considerable decline in prices for coking coal in the first quarter.  The average price decreased from $114 to $77 per tonne (on a FOB/DAF basis), compared to the results of the segment for 1Q 2005, when these prices reached historic highs. The segment was also impacted by a one-time extraction tax accrual at our Korshunov Mining Plant, which amounted to approximately $20 million and was caused by different interpretation of tax code by us and tax authorities.  Iron ore production in first quarter of 2006 continued to grow, partially compensating for the decline in the output of coal and allowing us to increase sales to third parties. Mining continues to be our core business, and we are on track to further expand in this segment.”

Steel Segment Results

US$ thousand	1Q 2006	1Q 2005	Change Y-on-Y
Revenues from external customers	564,059	725,820	- 22.3%
Intersegment sales	5,173	15,171	-65.9%
Operating income	29,707	42,616	- 30.3%
Net income	35,414	23,250	52.3%
EBITDA	76,411	93,695	- 18.4%
EBITDA margin (1)	13.4%	12.6%	—

(1)   EBITDA margin for the first quarter 2005 was corrected for correct comparison with other companies. EBITDA margin is now calculated out of consolidated revenues of the segment, including intersegment sales.

Steel segment output

Product	1Q 2006, thousand tonnes	1Q 2006 vs 1Q 2005, %
Coke	526	- 27.0
Pig iron	820	- 18.0
Steel	1,367	- 15.0
Rolled products	1,067	- 20.0
Hardware	134	-8.0

Revenue from external customers in Mechel’s steel segment in the first quarter of 2006 decreased by 22.3% as compared to the 2005 first quarter, from $725.8 million to $564.06 million, or 66.1% of consolidated net revenue.

In the 2006 first quarter, the steel segment’s operating income totaled $29.70 million, or 5.2% of total segment revenues, compared to operating income of $42.62 million, or 5.8% of total segment revenues a year ago. EBITDA in the steel segment in the first quarter of 2006 was $76.41 million. The EBITDA margin of the steel segment was 13.4%.

Mr. Ivanushkin commented: “Though global steel market conditions continue to affect our steel business, we were encouraged by some growth in demand for our steel segment products during the first quarter and improvement in pricing conditions from the levels we saw at the end of 2005. Our focus on improving in this segment demonstrated further progress, as profit margins remained relatively stable despite the decrease in segment revenue.  We will continue to closely control our costs, and improve usage ratios to capitalize on the continuing market recovery.”

Recent Highlights

•      Mechel’s core shareholders have reached an agreement pursuant to which Mr. Zyuzin, Chairman of the Board, will purchase a 42.2% stake from Mechel’s CEO, Vladimir Iorich, over the course of 2006. Mr. Zyuzin increased his stake in Mechel to 65.8%, while company’s free float is over 23%.

•      In March, Mechel announced the establishment of a 100%-owned subsidiary, Mechel Hardware OOO. The new company will sell products manufactured by Mechel’s hardware plants. The action is in line with Mechel’s overall strategy to develop its mining segment and improve the efficiency of its steel business.

•      In April, Mechel announced the acquisition of a 100% stake in Metals Recycling OOO, a Chelyabinsk-based metal scrap processing company through its subsidiary, Mechel Service OOO for approximately $6.0 million. The transaction is a part of Mechel’s policy to ensure its steel segment’s self-sufficiency in raw materials. Metals Recycling OOO is a full-scale metal scrap collector and processor, and is comprised of eight operating facilities. It produced 178,000 tonnes of metal scrap in 2005. Metals Recycling OOO has a modernization program underway aimed at increasing this output.

•      In June, Mechel announced the placement of the second bond issue at the Moscow Interbank Currency Exchange (MICEX). The rate of the first coupon of the first issue is 8.4%. The Board of Directors decided to place a third bond issue with a value of 1,000 rubles. The value of the second and third bond issues total 5 billion rubles each.

Mr. Ivanushkin commented: “Though the first quarter of 2006 was one of the toughest for Mechel, there were a number of one-time events in the period that affected our performance. While we are concerned with the significant decline in prices for coking coal, industry data shows growing demand both for mining and steel products. We also continue to tightly control costs to minimize the short-term impact of unfavorable market conditions. The second quarter suggests progress, as we managed to maintain cost levels while the prices for our products improved. We intend to increase our coal exports, thus expanding mining segment sales to third parties, and further reduce operating costs and diversify our product range with value-added products in the steel segment. We are confident that our position as an integrated producer will allow us to flexibly react to the changing environment and yield benefits for our business and shareholders in the future.”

Financial Position

In the first quarter of 2006, CAPEX totaled $118.7 million, out of which $72.5 million was invested in the mining segment and $46.1 million in the steel segment.

Mechel spent $3.8 million on acquisitions in the first quarter of 2006, including $2.1 million for the 100% stake in Metals Recycling OOO, and $1.7 million on the purchase of minority stakes in other subsidiaries of Mechel.

As of March 31, 2006, total debt(1) was $460.8 million. Cash and cash equivalents amounted to $331.8 million at the end of the period, and net debt amounted to $129.0 million (net debt is defined as total debt outstanding less cash and cash equivalents).

* One American Depositary Share is equivalent to three diluted shares.

The management of Mechel will host a conference call today at 10 a.m. New York time (3 p.m. London time, 6 p.m. Moscow time) to review Mechel’s financial results and comment on current operations.  The call may be accessed via the Internet at http://www.mechel.com/investors/fresults/index.wbp.

***

Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-095-258-18-28

Fax: 7-095-258-18-38

irina.ostryakova@mechel.com

***

Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal

(1) Total debt is comprised of short-term borrowings and long-term debt environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the 1Q 2006 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousands	1Q 2006	1Q 2005
Net income	62,881	169,512
Add:
Depreciation, depletion and amortization	41,515	40,727
Interest expense	11,349	16,433
Income taxes	18,666	52,982
Consolidated EBITDA	134,411	279,654

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousands	1Q 2006	1Q 2005
Revenue, net	853,518	1,039,456
EBITDA	134,411	279,654
EBITDA margin	15.7%	26.9%

Mechel OAO

Consolidated balance sheets

as of March 31, 2006 and December 31, 2005

(in thousands of U.S. dollars, except share amounts)	March 31, 2006	December 31, 2005
Assets
Cash and cash equivalents	$331 755	$311 775
Accounts receivable, net of allowance for doubtful accounts of $16,674 as of March 31, 2006 and $17,509 as of December 31, 2005	165 902	140 649
Due from related parties	728	4 473
Inventories	537 366	496 658
Deferred cost of inventory in transit	13 826	49 893
Current assets of discontinued operations	9	88
Deferred income taxes	12 370	8 965
Prepayments and other current assets	310 736	346 981
Total current assets	1 372 692	1 359 482

Long-term investments in related parties	438 921	408 709
Other long-term investments	15 232	16 148
Non-current assets of discontinued operations	99	97
Intangible assets, net	7 682	7 590
Property, plant and equipment, net	1 665 234	1 508 984
Mineral licenses, net	253 924	242 006
Deferred income taxes	16 886	17 487
Goodwill	39 929	39 580
Total assets	$3 810 599	$3 600 083

Liabilities and Shareholders’ Equity
Short-term borrowings and current portion of long-term debt	$404 781	$389 411
Accounts payable and accrued expenses:
Advances received	137 937	47 367
Accrued expenses and other current liabilities	90 060	79 405
Taxes and social charges payable	146 090	144 715
Trade payable to vendors of goods and services	188 372	210 228
Due to related parties	2 241	2 937
Current liabilities of discontinued operations	70	109
Asset retirement obligation	4 420	4 236
Deferred income taxes	24 479	26 557
Deferred revenue	10 194	55 267
Pension obligations	11 042	8 189
Finance lease liabilities	2 151	887
Total current liabilities	1 021 837	969 308

Long-term debt, net of current portion	56 000	45 615
Restructured taxes and social charges payable, net of current portion	29 925	33 866
Asset retirement obligations, net of current portion	56 858	54 816
Pension obligations, net of current portion	43 761	43 510
Deferred income taxes	105 394	105 481
Finance lease liabilities, net of current portion	22 342	9 179
Commitments and contingencies	—	—

Minority interests	134 605	127 834

Shareholders’ Equity

Common shares (10 Russian rubles par value; 497,969,086 shares authorised, 416,270,745 shares issued at March 31, 2006 and December 31, 2005, respectively; 403,274,537 and 403,118,680 shares outstanding at March 31, 2006 and December 31, 2005, respectively)

	133 507	133 507
Treasury shares, at cost (12,996,208 common shares as of March 31, 2006 and 13,152,065 common shares December 31, 2005)	(4 136)	(4 187)
Additional paid-in capital	321 864	321 864
Accumulated other comprehensive income	108 519	42 046
Retained earnings	1 780 124	1 717 244
Total shareholders’ equity	2 339 878	2 210 474
Total liabilities and shareholders’ equity	$3 810 599	$3 600 083

Mechel OAO

Consolidated statement of operations

for the quarter ended March 31,2006 and March 31,2005

(in thousands of U.S. dollars, except earnings per share)	For the three months ended March 31, 2006	For the three months ended March 31, 2005
Revenue, net	$853 518	$1 039 456
Cost of goods sold	(591 729)	(589 497)
Gross margin	261 789	449 959

Selling, distribution and operating expenses:

Selling and distribution expenses	(102 693)	(115 250)
Taxes other than income tax	(35 623)	(33 335)
Accretion expense	(834)	(496)
(Provision for) recovery of doubtful accounts	(1 899)	(11 175)
General, administrative and other operating expenses	(61 744)	(62 930)
Total selling, distribution and operating expenses	(202 793)	(223 186)
Operating income	58 996	226 773

Other income and (expense):
Income from equity investees	2 596	498
Interest income	1 555	4 817
Interest expense	(11 349)	(16 433)
Other income, net	7 374	15 236
Foreign exchange (loss) gain	20 066	(5 985)
Total other income and (expense)	20 242	(1 867)

Income before income tax, minority interest, discontinued operations, extraordinary gain and change in accounting principles	79 238	224 906

Income tax expense	(18 666)	(52 982)
Minority interest in (income) loss of subsidiaries	1 627	(2 226)
Income from continuing operations	62 199	169 698
Loss from discontinued operations, net of tax	681	(186)
Net income	62 881	169 512
Currency translation adjustment	66 443	49 116
Adjustment of available-for-sale securities	30	(2 219)
Comprehensive income	$129 354	$216 409

Basic and diluted earnings per share:
Earnings per share from continuing operations	$0.16	$0.42
Loss per share effect of discontinued operations	—	—
Net income per share	$0.16	$0.42

Weighted average number of common shares outstanding	403 274 537	403 118 680

Consolidated statements of cash flow

for the quarter ended March 31, 2006,  and March 31,2005

(in thousands of U.S. dollars)	For the three months ended March 31, 2006	For the three months ended March 31, 2005
Cash Flows from Operating Activities
Net income	$62 881	$169 513
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	37 584	37 499
Depletion and amortization	3 931	3 228
Foreign exchange loss (gain)	(20 066)	5 985
Deferred income taxes	(4 978)	4 293
Provision for (recovery of) doubtful accounts	1 899	11 175
Inventory write-down	(392)	516
Accretion expense	834	496
Minority interest	(1 627)	2 226
Income from equity investments	(2 596)	(498)
Non-cash interest on long-term tax and pension liabilities	1 376	2 169
Loss on sale of property, plant and equipment	984	(587)
Gain on sale of long-term investments	(624)	(189)
(Gain) Loss from discontinued operations	(681)	186
Gain on accounts payable with expired legal term	(987)	—
Gain on forgiveness of fines and penalties	(5 038)	(14 600)
Amortization of capitalized costs on bonds issue	390	381
Pension service cost and amortization of prior year service cost	(665)	547

Net change before changes in working capital	72 224	222 340
Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable	(2 100)	(107 601)
Inventories	(57 689)	(64 041)
Trade payable to vendors of goods and services	(43 763)	48 038
Advances received	89 557	53 687
Accrued taxes and other liabilities	3 233	50 736
Settlements with related parties	5 844	4 400
Current assets and liabilities of discontinued operations	441	97
Deferred revenue and cost of inventory in transit, net	(9 006)	(716)
Other current assets	68 506	10 180
Dividends received	3 479	—

Net cash provided by operating activities	130 726	217 120

Cash Flows from Investing Activities
Acquisition of subsidiaries, less cash acquired	(2 153)	—
Acquisition of minority interest in subsidiaries	(1 696)	(31 503)
Investment in Yakutugol	—	(411 182)
Investments in other non-marketable securities	—	(1 934)
Proceeds from disposal of non-marketable equity securities	1 333	1 141
Proceeds from disposals of property, plant and equipment	620	642
Purchases of property, plant and equipment	(118 658)	(133 450)

Net cash (used in) provided by investing activities	(120 554)	(576 286)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	200 799	372 507
Repayment of short-term borrowings	(193 802)	(404 732)
Proceeds from long-term debt	5 566	5 589
Repayment of long-term debt	(363)	(4 217)
Repayment of obligations under finance lease	(1 213)	—
Net cash (used in) provided by financing activities	10 987	(30 853)

Effect of exchange rate changes on cash and cash equivalents	(1 179)	(74)

Net (decrease) increase in cash and cash equivalents	19 980	(390 093)

Cash and cash equivalents at beginning of year	311 775	1 024 761
Cash and cash equivalents at end of year	$331 755	$634 668

Supplementary cash flow information:
Interest paid, net of amount capitalized	$(4 209)	$(9 897)
Income taxes paid	$(23 009)	$(48 059)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Vladimir Iorich
	Name:	Vladimir Iorich
	Title:	CEO

Date:	July 24, 2006